Exhibit 99.1

New Frontier Health Corporation Receives NYSE Notice Regarding Late Form 20-F Filing

BEIJING, CHINA, May 25, 2021 – New Frontier Health Corporation (NYSE: NFH) today announced that, as expected, on May 18, 2021 it received a notice from the New York Stock Exchange (the “NYSE”) that the Company was not in compliance with the NYSE’s continued listing requirements under the timely filing criteria established in Section 802.01E of the NYSE Listed Company Manual, because the Company did not timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (its “Form 20-F”) with the Securities and Exchange Commission (the “SEC”) on or prior to the due date thereof or by the extended filing due date provided by Rule 12b-25. The NYSE informed the Company that, under the NYSE’s rules, the Company has six months from April 30, 2021 to file its Form 20-F with the SEC.

As previously disclosed by the Company in its Form 12b-25 filed with the SEC on April 30, 2021, as a result of the April 12, 2021 statement (the “SEC Statement”) released by the Staff of the Securities and Exchange Commission relating to the accounting and reporting considerations for warrants issued by special purpose acquisition companies (“SPACs”) and former SPACs, like the Company, the Company needs more time to incorporate the revised accounting treatment required by the SEC Statement for its warrants in its financial statements in the Form 20-F.

The Company continues to work diligently to complete its audit and Form 20-F and currently anticipates that the Form 20-F will be filed as soon as practicable.

About New Frontier Health Corporation

New Frontier Health Corporation (NYSE: NFH) is the operator of United Family Healthcare (UFH), a leading private healthcare provider offering comprehensive premium healthcare services in China through a network of private hospitals and affiliated ambulatory clinics. UFH currently has nine hospitals in operation or under construction in all four tier 1 cities and selected tier 2 cities. Additional information may be found at www.nfh.com.cn.

Forward Looking Statements

This press release contains certain forward-looking statements, including without limitation the Company’s current expectations and intentions with respect to the filing of its Form 20-F. These forward-looking statements, which are included in accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results and performance in future periods to be materially different from any future results or performance suggested by the forward-looking statements in this press release. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that actual results will not differ materially from these expectations, and the Company disclaims any duty to update any forward-looking statements made by the Company. From time to time, these risks, uncertainties and other factors are discussed in the Company’s filings with the Securities and Exchange Commission.

Contacts

Investors

Arthur, Yue Chen

Tel: +86-150-0500-3258

Email: arthur@new-frontier.com

ICR, LLC

William Zima

Tel: +1-203-682-8200

Email: bill.zima@icrinc.com

Media

Wenjing Liu

Tel: +86-10-5927-7342

Email: liu.wenjing@ufh.com.cn